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                  UNITED STATES OF AMERICA
                         before the
             SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

______________________________________________
In the matter of

CSW International, Inc.                        REPORT FOR PERIOD
Dallas, Texas  75266-0789                      July 1, 1995 to
                                               September 30, 1995
File No.  070-08423                            PURSUANT TO RULE 24


     This report is filed under Rule 24 of the Public
Utility Holding Company Act of 1935 by CSW International,
Inc. ("CSW International"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-
26383, CSW International is authorized to participate in cogeneration projects and to provide consulting services with respect to IPPs. Attached is the information required pursuant to HCAR 35-26383.

(1)  Information on each investment made by CSWI, directly
or indirectly, in   CSWdM, CSWdM Servicios, or any other
project parent, indicating the amount   and type of such
investment and indetifying the facility with respect to which such project parent was organized. None.

(2) Information about the amount, type, and terms of securities (including interest rate, matuity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S.
dollars) issued by any project parent to a third person. None.

(3)  A balance sheet as of the relevant report date. See Exhibit A.

(4)  An income statement for the twelve months ended. See Exhibit B.

(5)  Information on intercompany transactions with CSW
International related to CSW International's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company. See Exhibit C.

(6) A schedule of aggregate development expenses and investments as of the relevant quarterly reporting date. See Exhibit D.

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                      S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW
International, Inc. has duly caused this report to be signed on its behalf on this 14th day of November, 1995.



                                   CSW International, Inc.


                                   /s/  EDDIE PEEBLES
                                        Eddie Peebles
                                        Controller